

September 11, 2025

Walter Geldenhuys
Chief Financial Officer
Rivulet Entertainment, Inc.
7659 E. Wood Drive
Scottsdale, AZ 85260

> **Re: Rivulet Entertainment, Inc.**
> **Form 10-KT for the Transition Period ended June 30, 2024**
> **Filed November 12, 2024**
> **File No. 000-52390**

Dear Walter Geldenhuys:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation